Praxair, Inc. and Subsidiaries
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                                                                   EXHIBIT 12.01

                         PRAXAIR, INC. AND SUBSIDIARIES
                       Ratio of Earnings to Fixed Charges
                      (Millions of dollars, except ratios)

                                              Years Ended December 31,
                                              ------------------------
                                          2000   1999   1998   1997   1996
                                          ----   ----   ----   ----   ----
EARNINGS

Income of consolidated companies
 before provision for income taxes        $483   $627   $596   $622   $452
Capitalized interest                       (24)   (30)   (36)   (32)   (25)
Depreciation of capitalized interest        10      9      7      7      9
Dividends from less than 50%-owned
 companies carried at equity                 3      1      2      1      1
Praxair share of income (loss) before
 provision for income taxes of
 50%-owned companies carried at equity       4      5      1      3     16
Total earnings, net of fixed charges      $476   $612   $570   $601   $453

FIXED CHARGES

Interest on long-term
 and short-term debt                      $224   $204   $260   $216   $195
Capitalized interest                        24     30     36     32     25
Rental expenses representative of an
 interest factor                            34     32     27     23     23
Praxair share of fixed charges of
 50%-owned companies carried at equity       4      2      2      1      3
Total fixed charges                       $286   $268   $325   $272   $246

Total adjusted earnings available for
 payment of fixed charges                 $762   $880   $895   $873   $699

Preferred stock dividend requirements     $  4   $  8   $  8   $  8      8

RATIO OF EARNINGS TO FIXED CHARGES         2.7    3.3    2.8    3.2    2.8

RATIO OF EARNINGS TO FIXED CHARGES
 AND PREFERRED STOCK DIVIDENDS             2.6    3.2    2.7    3.1    2.7